============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 14)

                       ______________________________

                             HERCULES INCORPORATED
                               (Name of Issuer)

 Common Stock, $25/48 stated value per share                 427056106
   (Title of class of securities)                          (CUSIP number)

                           Richard A. Weinberg, Esq.
                                1361 Alps Road
                            Wayne, New Jersey 07470
                                (973) 628-4000
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                                March 20, 2003
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                       (Continued on following pages)

                             (Page 1 of 16 Pages)

============================================================================

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                  Page 2 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         ISP INVESTCO LLC
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  |_|
                                                                 (b)  |X|
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware
----------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER:              9,893,700
   SHARES
                ------------  ----------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:                    0
  OWNED BY

    EACH        ------------  ----------------------------------------------
  REPORTING          9        SOLE DISPOSITIVE POWER:         9,893,700

 PERSON WITH
-------------   ------------  ----------------------------------------------
                    10        SHARED DISPOSITIVE POWER:               0

-------------   ------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                             9,893,700
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.06%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        OO
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 3 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
               S.S. OR I.R.S. IDENTIFICATION NO.   HOLDINGS INC.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |_|
                                                                 (b) |X|
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:            9,893,700
  OWNED BY                                                  (See Item 5)

    EACH       ------------  -----------------------------------------------
  REPORTING         9        SOLE DISPOSITIVE POWER:                 0

PERSON WITH
-------------  ------------  -----------------------------------------------
                   10        SHARED DISPOSITIVE POWER:       9,893,700
                                                            (See Item 5)
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                             9,893,700
                                                            (See Item 5)
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.06%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        CO
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 4 of 16 Pages
-----------------------------------        ---------------------------------

     1         NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
               S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X|
                                                                 (b) | |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:            9,893,700
  OWNED BY                                                  (See Item 5)
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:                 0
  REPORTING
               ------------  -----------------------------------------------
PERSON WITH        10        SHARED DISPOSITIVE POWER:       9,893,700
                                                            (See Item 5)
-------------  -------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        9,893,700
               REPORTING PERSON:                           (See Item 5)
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.06%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        CO
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 5 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         SAMUEL J. HEYMAN
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
----------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                 11,948*
   SHARES
               -------------------------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:            9,893,700
  OWNED BY                                                  (See Item 5)
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:            11,948*
  REPORTING
               ------------  -----------------------------------------------
PERSON WITH        10        SHARED DISPOSITIVE POWER:       9,893,700
                                                            (See Item 5)
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        9,905,648*
               REPORTING PERSON:                           (See Item 5)
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                          |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.07%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 6 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON             SUNIL KUMAR
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
----------------------------------------------------------------------------
                    7        SOLE VOTING POWER:                 25,987*
  NUMBER OF
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH           9        SOLE DISPOSITIVE POWER:            25,987*
  REPORTING
               ------------  -----------------------------------------------
 PERSON WITH      10        SHARED DISPOSITIVE POWER:               0
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                25,987*
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.02%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 7 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON           GLORIA SCHAFFER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
---------------------------  -----------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                  7,828*
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH           9        SOLE DISPOSITIVE POWER:             7,828*
  REPORTING    ------------  -----------------------------------------------
                  10        SHARED DISPOSITIVE POWER:               0
PERSON WITH
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                 7,828*
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                          |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.01%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 8 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         RAYMOND S. TROUBH
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                 19,948*
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:            19,948*
  REPORTING
               ------------  -----------------------------------------------
PERSON WITH        10        SHARED DISPOSITIVE POWER:               0
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                19,948*
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.02%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------
* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                 Page 9 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         HARRY FIELDS
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:                 0
  REPORTING
               ------------  -----------------------------------------------
PERSON WITH        10        SHARED DISPOSITIVE POWER:               0
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                     0
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                Page 10 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         ANTHONY KRONMAN
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:                 0
  REPORTING
               ------------  -----------------------------------------------
PERSON WITH        10        SHARED DISPOSITIVE POWER:               0
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                     0
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                Page 11 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON         VINCENT TESE
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
----------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:                    0
  OWNED BY
               ------------  -----------------------------------------------
    EACH            9        SOLE DISPOSITIVE POWER:                 0
  REPORTING
               ------------  -----------------------------------------------
                   10        SHARED DISPOSITIVE POWER:               0
PERSON WITH
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                     0
               -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

-----------------------------------        ---------------------------------
CUSIP No. 427056106                  13D                Page 12 of 16 Pages
-----------------------------------        ---------------------------------

-------------  -------------------------------------------------------------
     1         NAME OF REPORTING PERSON            GERALD TSAI, JR.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
-------------  -------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)|X|
                                                                 (b)| |
-------------  -------------------------------------------------------------
     3         SEC USE ONLY
-------------  -------------------------------------------------------------
     4         SOURCE OF FUNDS:                       OO
-------------  -------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                            |_|
-------------  -------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             USA
-------------  -------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER:                      0
   SHARES
               ------------  -----------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER:                    0

    EACH       ------------  -----------------------------------------------
  REPORTING         9        SOLE DISPOSITIVE POWER:                 0

               ------------  -----------------------------------------------
                   10        SHARED DISPOSITIVE POWER:               0
 PERSON WITH
-------------  -------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                     0
-------------  -------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                           |_|
-------------  -------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%
-------------  -------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:        IN
-------------  -------------------------------------------------------------

           This Amendment No. 14 ("Amendment No. 14") is being filed by and on behalf of Samuel J. Heyman ("Mr. Heyman"), Raymond S. Troubh ("Mr. Troubh"), Sunil Kumar ("Mr. Kumar"), Gloria Schaffer ("Ms. Schaffer" and together with Mr. Heyman, Mr. Kumar and Mr. Troubh, the "Minority Directors"), Harry Fields ("Mr. Fields"), Anthony T. Kronman ("Mr. Kronman"), Vincent Tese ("Mr. Tese") and Gerald Tsai, Jr. ("Mr. Tsai" and together with Mr. Fields, Mr. Kronman and Mr. Tese, the "Nominees"), ISP Investco LLC, a Delaware limited liability company ("Investco"), International Specialty Holdings Inc., a Delaware corporation
("Holdings"), International Specialty Products Inc., a Delaware corporation ("ISP" and together with the Minority Directors, the Nominees, Investco and Holdings, the "Reporting Persons"), and it amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7,
2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, Amendment No. 11 filed on April 13, 2001, Amendment No. 12 filed on August 2, 2001 and Amendment No. 13 filed on February 12, 2003 with respect to the ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated ("Hercules" or the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 2.    IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

       Investco, Holdings and ISP have their principal place of business at 300 Delaware Avenue, Wilmington, Delaware 19801. The business of Investco consists primarily of holding investments for Holdings and ISP, including the Investco Shares (as such term is defined in Item 5 below). The business of Holdings consists primarily of owning 100% of the outstanding capital stock of Investco and ISP Chemco Inc. Holdings is a wholly-owned subsidiary of ISP and is Investco's sole member. The business of ISP consists primarily of owning 100% of the outstanding shares of capital stock of Holdings. Mr. Heyman may be deemed to beneficially own (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 100% of the outstanding shares of common stock of ISP. Such beneficial ownership consists of ISP shares held through a limited partnership and two limited liability companies with respect to which Mr. Heyman has sole voting and investment power, shares owned by a charitable foundation of which Mr. Heyman is a director and president, and shares subject to options under ISP stock option plans that are currently exercisable or will become exercisable. Mr. Heyman is the Chairman of the Board of ISP. The business address of Mr. Heyman is 1361 Alps Road, Wayne, New Jersey 07470.

      Each of the Minority Directors was a nominee of ISP for Hercules' board of directors (the "Board of Directors") at Hercules' 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting") and has been serving on the Board of Directors since shortly after the 2001 Annual Meeting.

      Mr. Kumar is the Chief Executive Officer of ISP. The business address for Mr. Kumar is 1361 Alps Road, Wayne, New Jersey 07470.

      Ms. Schaffer is a partner at C.A. White, Inc., a real estate development firm. The business address for Ms. Schaffer is 1211 Chapel Street, New Haven, Connecticut 06511.

      Mr. Troubh is a financial consultant. The business address for Mr. Troubh is 10 Rockefeller Plaza, Suite 712 New York, New York, 10020.

                      Page 13 of 16 Pages

      The Minority Directors, the Nominees and ISP have agreed to form the Hercules Shareholders' Committee for New Management (the "Committee") to participate in a proxy solicitation (the "Proxy Solicitation") intended to be conducted by the Committee relating to the election of the Nominees at Hercules' 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). As further discussed in Item 6 below each of the Nominees has entered into a letter agreement with ISP (a "Letter Agreement") relating to the Proxy Solicitation.

      Mr. Fields is President of Fields Associates, Ltd. The business address for Mr. Fields is 28 Stonewall Lane, Mamaroneck, NY 10543.

      Mr. Kronman is Dean of the Yale Law School. The business address for Mr. Kronman is 127 Wall Street, New Haven, CT 06511.

      Mr. Tese is the Chairman of Wireless Cable International Inc. The business address for Mr. Tese is c/o Bear Stearns & Co. Inc., 383 Madison Avenue, 6th Floor, New York, NY 10179.

      Mr. Tsai is a private investor. The business address for Mr. Tsai is 200 Park Ave., Suite 4522, New York, NY 10166.

      All of the Minority Directors and the Nominees are citizens of the United States.

      None of the Reporting Persons hereto has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

      As a result of previously reported discussions with advisors, potential director nominees and others, ISP, together with the Nominees and the Minority Directors have formed the Committee, and the Committee intends to nominate the Nominees to stand for election as members of the Board of Directors at the 2003 Annual Meeting, and to solicit proxies from the Company's stockholders in support of the election of the Nominees. As reported in Item 6 below, each of the Nominees has entered into a Letter Agreement with ISP, the form of which is attached hereto as Exhibit 10.01.

      The Nominees, if elected, together with the Minority Directors will constitute a majority of the members of the Board of Directors and, since the Company's by-laws provide that action by the Board of Directors requires a majority vote of the directors present at a meeting at which a quorum is present, the four Nominees, together with the Minority Directors, would be able to cause any action to be taken or not taken by the Board of Directors. The Committee has filed with the Securities and Exchange Commission its preliminary proxy statement with respect to the Proxy Solicitation.

      On March 20, 2003, the Committee issued a press release announcing that it will solicit proxies to elect four candidates to the Board of Directors of Hercules at the 2003 Annual Meeting. The foregoing summary of the press release is qualified in its entirety by reference to the text of the release, which is attached hereto as Exhibit 99.01 and which is incorporated herein by reference.

                             Page 14 of 16 Pages

      On March 20, 2003 the following letter was sent to Dr. William Joyce, Chief Executive Officer of Hercules:

                                               "March 20, 2003


William H. Joyce, Ph.D., Chairman and
  Chief Executive Officer
Hercules Incorporated, Hercules Plaza
1313 North Market Street
Wilmington, DE  19898

Dear Bill:

      We are filing a proxy statement with the SEC today in connection with our proxy contest for election of directors at this year's Annual Meeting. We regret having to do this, but frankly see this as the only alternative to the continued destruction of shareholder values to which we have borne witness.

      While I realize that the Board has certain discretion with regard to the scheduling of the Annual Meeting, I would urge you and the Board to schedule the meeting at the earliest practicable time. I believe that an early meeting would be in the interests of the Company, shareholders, and employees, so that we can put this behind us and determine a future direction for the Company without unnecessary delay. To this end, I request that you promptly schedule a Board call so that the Board can act concerning this matter.

      Thank you for your cooperation in this matter.

                                                Sincerely,


                                                /s/ Samuel J. Heyman
                                                --------------------------------
                                                Samuel J. Heyman



SJH:kjc
cc:      R. Fairbanks
         A. R. Hirsig
         Edith E. Holiday, Esq.
         J. Hunter
         R. D. Kennedy
         Sunil Kumar
         J. M. Lipton
         Peter McCausland
         Gloria Schaffer
         R. S. Troubh
         Joe B. Wyatt"



ITEM 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

      Each of ISP, the Minority Directors and Nominees have agreed to be part of the Committee. Because of such agreement, ISP, the Minority Directors and Nominees may be deemed to be part of a "group" for purposes of Regulation 13D-G of the Exchange Act. Investco, Holdings, ISP and Mr. Heyman may also be deemed to be part of the "group" because: (i) as of the filing of this Amendment No. 14 Investco has the sole power to vote, direct the voting of, dispose of and direct the disposition of 9,893,700 shares of Common Stock (the "Investco Shares"); (ii) Holdings, by virtue of being the sole member of Investco, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares; (iii) ISP, by virtue of its ownership of all of the outstanding common stock of Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares and (iv) Mr. Heyman, by virtue of his deemed beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of approximately 100% of the outstanding shares of common stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Investco Shares.

      As of the filing of this Amendment No. 14, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 9,959,411 shares of Common Stock (the "Shares"), representing approximately 9.12% of the shares of Common Stock outstanding on October 31, 2002 (based on 109,201,969 shares of Common Stock outstanding as of such date, as set forth in the Company's Form 10-Q/A for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on December 12, 2002).

       In accordance with Rule 13d-5(b)(1) of the of the General Rules and Regulations under the Exchange Act, to the extent a "group" is deemed to exist among the Reporting Persons, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of the Shares. The filing of this Amendment No. 14 is not, and shall not be construed as, an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purposes or under any other provision of the Exchange Act or the rules promulgated thereunder that the Reporting Persons or any of their executive officers or directors beneficially owns any of the Shares, other than shares of Common Stock with respect to which such Reporting Person has direct beneficial ownership as set forth below.

      As of the filing of this Amendment No. 14: (i) Investco has direct beneficial ownership of 9,893,700 of the Shares; (ii) Mr. Heyman has direct beneficial ownership of 11,948 of the Shares; (iii) Mr. Kumar has direct beneficial ownership of 25,987 of the Shares; (iv) Mrs. Schaffer has direct beneficial ownership of 7,828 of the Shares; and (v) Mr. Troubh has direct beneficial ownership of 19,948 of the Shares. With respect to the Minority Directors, the foregoing numbers of shares include shares of Common Stock acquired and/or granted to each of them in connection with their service as members of the Board of Directors.

                             Page 15 of 16 Pages

      Since February 12, 2003, the date of the filing of Amendment No. 13 to the Schedule 13D, Mr. Heyman has been granted with 4,170 shares of Common Stock under the Non-employee Directors Stock Accumulation Plan (the "Plan") of the Company.

      In the last sixty days, Mr. Kumar has been granted 4,458 shares of Common Stock under the Plan.

      Neal Murphy, Senior Vice President and Chief Financial Officer of Holdings and ISP, engaged in the following transactions during the last 60 days with respect to Hercules' Common Stock: (i) on January 27, 2003 he purchased 500 shares of Common Stock at a price of $8.50 per share; (ii) on January 28, 2003 he sold 500 shares of Common Stock at a price of $8.41 per share; (iii) on January 28, 2003 he purchased 500 shares of Common Stock at a price of $8.49 per share; and (iv) on January 28, 2003 he sold 500 shares of Common Stock at a price of $8.41 per share. All the transactions were on the open market. As of the date of the filing of this Amendment No. 14, he owns no shares of Common Stock.

ITEM 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

      Each of the Nominees has entered into a Letter Agreement agreeing to participate in the Proxy Solicitation intended to be conducted by the Committee relating to the 2003 Annual Meeting and to stand for election as a nominee of the Committee to serve as a director of the Company for a three-year term. Pursuant to the terms of each such Letter Agreement, ISP has agreed to indemnify each of the Nominees for any losses (as such term is defined in the form of Letter Agreement) suffered in connection with the Proxy Solicitation and to pay a fee of US$35,000.00 to each Nominee. Such payment obligation is triggered when the Committee files with the Securities and Exchange Commission its definitive proxy statement in connection with the Proxy Solicitation. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the text of the form of such agreement, which form is attached hereto as Exhibit 10.01 and which is incorporated herein by reference.

Item 7.      Material to be filed as Exhibits.

Exhibit 10.01 Form of Letter Agreement between ISP and each of the Nominees.

Exhibit 99.01 Press Release issued by the Committee on March 20, 2003.


            [The remainder of this page intentionally left blank.]



                             Page 16 of 16 Pages

                                  SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 20, 2003


                               ISP INVESTCO LLC
                               By:  International Specialty Holdings Inc.,
                               its Sole Member


                               By:  /s/ Richard A. Weinberg
                                    -----------------------------------------
                                    Richard A. Weinberg
                                    Executive Vice President, General Counsel
                                    and Secretary



                               INTERNATIONAL SPECIALTY HOLDINGS INC.


                               By:  /s/ Richard A. Weinberg
                                    -----------------------------------------
                                    Richard A. Weinberg
                                    Executive Vice President, General Counsel
                                    and Secretary



                               INTERNATIONAL SPECIALTY PRODUCTS INC.


                               By:  /s/ Richard A. Weinberg
                                    -----------------------------------------
                                    Richard A. Weinberg
                                    Executive Vice President, General Counsel
                                    and Secretary



                                    /s/ Samuel J. Heyman
                                    -----------------------------------------
                                    Samuel J. Heyman



                                    /s/ Sunil Kumar
                                    -----------------------------------------
                                    Sunil Kumar



                                    /s/ Gloria Schaffer
                                    -----------------------------------------
                                    Gloria Schaffer



                                    /s/ Raymond S. Troubh
                                    -----------------------------------------
                                    Raymond S. Troubh



                                    /s/ Harry Fields
                                    -----------------------------------------
                                    Harry Fields



                                    /s/ Anthony T. Kronman
                                    -----------------------------------------
                                    Anthony T. Kronman



                                    /s/ Vincent Tese
                                    -----------------------------------------
                                    Vincent Tese



                                    /s/ Gerald Tsai
                                    -----------------------------------------
                                    Gerald Tsai